SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celera Corporation
(Name of Subject Company)

Spark Acquisition Corporation
a wholly-owned subsidiary of

Quest Diagnostics Incorporated
(Name of Filing Persons, Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

[__________]
(CUSIP Number of Class of Securities)

William J. O’Shaughnessy, Jr.

Quest Diagnostics Incorporated

3 Giralda Farms
Madison, New Jersey 07940
Telephone: (973) 520-2700

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
__________________

Copy to:

Clare O’Brien

Robert M. Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO is being filed by Quest Diagnostics Incorporated (“Quest Diagnostics”), a Delaware corporation, and Spark Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics, pursuant to General Instruction D to Schedule TO.

The attached Exhibit (a)(5)(B) replaces the Exhibit (a)(5)(B) attached to the Schedule TO-C filed by Purchaser on March 18, 2011. The previously filed exhibit was missing the third slide.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Celera Corporation’s (“Celera’s”) common stock described in this announcement has not commenced. At the time the tender offer is commenced, Quest Diagnostics and Purchaser will file a Schedule TO Tender Offer Statement with the Securities and Exchange Commission (the “SEC”) and Celera will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by Quest Diagnostics and Purchaser with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to Quest Diagnostics Incorporated, Attention: Investor Relations, 3 Giralda Farms, Madison, New Jersey 07940, Telephone: (973) 520-2700. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free from Celera Corporation under the “Media and Investors” section of Celera’s website at www.celera.com.

ITEM 12. EXHIBITS

(a)(5)(B)	Presentation to Quest Diagnostics Incorporated stockholders regarding the Celera acquisition, dated March 18, 2011.

EXHIBIT INDEX

Exhibit No.	Exhibit
(a)(5)(B)	Presentation to Quest Diagnostics Incorporated stockholders regarding the Celera acquisition, dated March 18, 2011.